Exhibit 99.1

news release

Encana to grow liquids production by 30 percent and conduct IPO of Clearwater royalty business in 2014

Company releases 2014 guidance and outlines capital investment objectives

For immediate release

Calgary, Alberta (December 11, 2013) TSX, NYSE: ECA

With its sight set on sustainably growing shareholder value, Encana Corporation today announced a disciplined capital program focused on generating profitable growth through investment in five core liquids-rich resource plays.

“In November, we announced a clear vision and strategy to lay the foundation for Encana’s future,” says Doug Suttles, Encana President & CEO. “Going forward through to 2017 we will measure success by our performance on three key indicators; our transition to a balanced commodity portfolio, operational excellence and the integrity of our balance sheet.”

In order to transition to a more balanced commodity portfolio and achieve a goal of deriving approximately 75 percent of its cash flow from oil and natural gas liquids by 2017, Encana will focus three quarters of its planned $2.4 billion to $2.5 billion capital investment in 2014 on five oil and liquids-rich assets: the Montney, Duvernay, DJ Basin, San Juan Basin and the Tuscaloosa Marine Shale (TMS). These five assets are expected to make up about 25 percent of total production in 2014 while generating approximately 45 percent of total upstream operating cash flow before the impact of commodity price hedging.

Operationally, the Company’s forecasted production, on a total equivalency basis, is expected to remain unchanged from last year despite a more than 10 percent reduction in planned capital investment from 2013 levels. Total liquids production is expected to grow by 30 percent year-over-year which will offset a small decline in expected gas production for 2014. With growth in higher margin liquids, the Company is estimating it will achieve an approximate 10 percent increase in netbacks in 2014.

Maintaining a strong balance sheet and investment grade credit rating continues to be a priority for Encana. In 2014, the Company will maintain its balance sheet integrity by aligning its capital expenditures with cash flow and unlocking value from its asset base through an initial public offering (IPO) of its Clearwater Royalty business. The Company also plans to repay from cash a US$1 billion, 5.8 percent note maturity due May 1, 2014.

“The goal of all our deliverables for 2014 is targeted at creating sustainable shareholder value for next year and beyond,” adds Suttles. “The work we completed in 2013 has positioned us very well for a strong start in 2014, a start well aligned with our new strategy.”

With its focus firmly set on successful execution of its strategy, Encana’s key deliverables for 2014 include:

•	growing high-quality total liquids production

•	completing appraisal of two high-potential emerging liquids plays, the TMS and the Willesden Green area in the southern portion of the Duvernay

•	continuing to reduce costs and improve capital efficiency

•	optimizing the performance of base production areas by reducing production decline to a rate between 25 and 27 percent

•	unlocking value from its portfolio through an IPO of its Clearwater royalty business

As a result of the Company’s focused strategy and capital investment plan, Encana projects its full-year 2014 upstream operating cash flow, including hedging, to be between $3.0 billion and $3.2 billion. Total cash flow is expected to range between $2.4 and $2.5 billion. Natural gas production is expected to average between 2.6 billion cubic feet per day (Bcf/d) and 2.8 Bcf/d and total liquids production between 70 thousand barrels per day (Mbbls/d) and 75 Mbbls/d.

Through its disciplined and focused growth strategy, the Company believes it can average a more than 10 percent compound annual growth rate in cash flow per share through 2017.

Encana’s complete Guidance can be downloaded from the Company’s website.

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Objectives for the five core growth plays

Montney: Encana plans to accelerate its development of the oil and liquids-rich areas of this play, specifically the Gordondale, Pipestone and Tower areas, while continuing to improve capital efficiency across the play. Encana will invest between $800 million to $900 million in the play next year. Total investment in the play for 2014, including carry capital from the Cutbank Ridge Partnership with Mitsubishi, will reach $1.7 billion to $1.8 billion. The Company plans to run a six to eight drilling rig program to drill 80 to 85 net wells in 2014.

Duvernay: Encana will move into full resource play hub development mode with pad drilling in the northern Kaybob area of the Duvernay, and complete its evaluation of the southern Willesden Green area. The Company will also work to finalize a midstream infrastructure solution to support future development. Encana plans to invest between $250 and $300 million of its capital in this play, running a six to eight drilling rig program with plans to drill 15 to 20 net wells in 2014. Total investment in the Duvernay, including the carry capital contributed as part of Encana’s joint venture agreement with PetroChina, will be in the range of $1.0 billion to $1.2 billion for the year.

DJ Basin: Encana’s focus in this oil and liquids-rich play will be to continuously improve capital efficiency with a goal to reach approximately 70 percent year-over-year growth in production in the play. The Company plans to invest $250 to $300 million and run a four to six drilling rig program to drill 40 to 50 net wells in 2014.

San Juan Basin: In the San Juan Basin, Encana will continue to advance its pace of development and work to further reduce well costs through the optimization of its completions process. Work will also continue to further delineate the Company’s acreage. The company intends to work with the Bureau of Land Management to find ways to streamline the permitting process. The Company plans to invest between $300 million and $350 million while running a two to four drilling rig program to drill 45 to 50 net wells in 2014.

TMS: In 2014 Encana will complete its assessment of the TMS with plans to invest $125 to $150 million to operate one to three drilling rigs and complete nine to 12 net wells.

Organizational alignment complete

Encana has completed the alignment of its organizational structure in support of the focused strategy announced by the Company on November 5. This restructuring resulted in an approximate 20 percent workforce reduction since the beginning of November. In the fourth quarter of 2013, Encana expects to take an approximate $65 million after-tax charge as a result of the restructuring.

“We have completed the most difficult part of our transition and I want to thank all of our staff for their professionalism and continued dedication to the company through what was a tough time for everyone at Encana,” says Suttles. “With the announcement of our 2014 plans, we are solely focused on building an exciting and successful future for Encana.”

Conference call for investors

Encana will host a conference call with a slide presentation for investors today, Wednesday, December 11, 2013, starting at 7:00 a.m. MT (9:00 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (778) 371-9827 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. ET on December 11 until midnight December 18 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 20561504. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen-only mode.

Updated presentation at www.encana.com

A presentation offering more information on Encana’s 2014 guidance is available for download on the Company’s website in the Invest in Us section under Presentations & Events.

Follow Encana on Twitter @encana for updates during the investor conference call.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this new release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this presentation include, but are not limited to: the projections contained in the Company’s 2014 Corporate Guidance, including with respect to anticipated natural gas, oil and natural gas liquids production; anticipated cash flow and operating cash flow for 2014; anticipated shareholder returns; anticipated capital expenditures (including in the Montney, Duvernay, DJ Basin, San Juan Basin and the Tuscaloosa Marine Shale); the plan to conduct a public offering of certain royalty interests, including the expected future activities of the new company following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana’s expected ownership level in the new company, that applicable regulatory approvals will be obtained and the timing and success of such offering; anticipated flexibility to repay debt maturities from existing sources of liquidity; expectation to average more than a 10 percent compound annual growth rate in cash flow per share through 2017; expected accelerated development in certain of the high return assets; anticipated drilling and number of drilling rigs and the success thereof (including in each of the Montney, Duvernay, DJ Basin, San Juan Basin and the Tuscaloosa Marine Shale) and anticipated production from wells; success of implementing the resource play hub process across certain plays; expected after-tax charge of $80 million as a result of the restructuring in 2013; anticipated cost savings and improved capital and operating efficiencies; estimated third-party capital investments and the estimated benefits of such capital; estimated commodity pricing, including assumptions used in modeling and projected success; projected development activities and number of wells to be drilled, including their timing and locations.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to

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access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Without limiting the generality of the foregoing, there can be no assurance that Encana will ultimately conduct a public offering of certain royalty interests or, if a new company is created, the final particulars thereof, including without limitation, the number, value or location of the mineral fee title lands and associated royalty interests that would be proposed to be transferred to a new company, the size of the retained interest that Encana would hold initially or in the future in the new company, and other arrangements that would be proposed or exist as between Encana and the new company. Encana’s determination to create a new company is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals and approval by Encana’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.6 Bcf/d and 2.8 Bcf/d of natural gas and 70,000 bbls/d to 75,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.95 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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